- Fresh/frozen tumor sample can be used from the breast cancer biopsy

- Clinical lab pays for the device and consumables and doctors order the test for the clinical service

Competition

Major competitors:
PDX Mice
Notable Labs
Mitra Biotech
Sage Medic
Foundation Medicine

Table 1: Competitive Analysis

Company	Strength	Weakness	Opportunities	Threats
Ourotech	-Can test combination therapies and immunotherapies -1-week test, costs $25/per patient -Best used on breast, colorectal and brain (GBM) cancers	- Takes up more space than most in vitro tests	-Testing immunotherapies, a fast growing cancer therapy market	-Machine learning and big data eventually replacing all biological drug testing
PDX/Avatar Mice	Full metabolic and organ systems	-No immune system -Metabolic/organ systems aren't the same as humans -Testing takes 6 months -$10-30k per patient Requires expensive infrastructure and hard to scale	-Test long term drug resistance in patients for long term treatments or as data collection that can be sold to pharma companies	-Machine learning/ big data will replace all biological drug testing -Can't test immunotherapies, the fastest growing cancer treatment - Any lower cost competitor